EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     PreMD Reports Fiscal 2007 Results

     <<
     - PASA Data published in American Journal of Cardiology
     - FDA appeal progressing
     >>

     TORONTO, March 28 /CNW/ - Predictive medicine company PreMD Inc.
(TSX: PMD; Amex: PME) today announced audited financial results for the year ended December 31, 2007.
     "During 2007, PreMD faced many significant changes and challenges," said
Brent Norton, president and CEO. We made tremendous progress on several fronts, including a License, Development and Supply Agreement with AstraZeneca
Pharmaceuticals LP for the marketing and distribution of our point-of-care
(POC) skin cholesterol test in the United States. We also successfully penetrated the cosmetics industry as we recently signed an agreement with one of the world's leading cosmetics company, which will enable us to further explore the potential our technology holds in other viable markets. In addition, we continue to achieve several clinical and scientific validations related to both our cardiovascular and cancer franchises, including the publication of our 'Increased Skin Cholesterol Identifies Individuals at
Increased Cardiovascular Risk: The Predictor of Advanced Subclinical
Atherosclerosis (PASA) Study' this week in the American Journal of Cardiology,
April 2008 edition."
     Dr. Norton continued, "despite these critical achievements, the company faced difficulties, as we received a non-substantially equivalent (NSE) letter from the US Food and Drug Administration (FDA) regarding our 510(k)
submission. We have appealed the FDA decision, including submitting a detailed brief and meeting with them to present our case. We are pleased to have the support of AstraZeneca Pharmaceuticals LP, as well as several leading consultants, through the internal agency review process and we expect to hear from the FDA with the next steps in the next 30 days. We also recently completed a financing, which will enable us to move forward with our business development initiatives, pending FDA clearance and the subsequent commercialization of our products. We appreciate the patience and support of our stakeholders, as we determine the most effective steps toward enhancing shareholder value while evaluating the opportunities before us."

     Financial Review (All amounts are in Canadian dollars)
     ------------------------------------------------------

     The consolidated loss for the year ended December 31, 2007 was $6,316,000 or $(0.26) per share compared with a loss of $5,949,000 or $(0.27) per share for the year ended December 31, 2006, an increase of $367,000.
     Total product sales of PREVU(x) Skin Cholesterol tests amounted to $41,000 in 2007 compared with $7,000 in 2006. License revenue was $53,000 in 2007 compared to $3,329,000 in 2006, a decrease of $3,276,000. License revenue consists primarily of the upfront cash payments received in accordance with the respective licensing agreements, which have been deferred and recognized into income on a straight-line basis over the terms of the agreements. For
2007, the license revenue represents the amortization of the $533,000
(US$500,000) received upon signing of the license agreement with AstraZeneca on July 13, 2007.

     Research and development expenses for the year decreased by $1,996,000 to
$2,778,000 from $4,774,000 in 2006. The variance for the year reflects:

     <<
     -   A decrease of $2,224,000 in spending on clinical trials for skin cholesterol and cancer to $347,000 from $2,571,000 in 2006, following the submission of the US FDA application;
     -   An decrease of $103,000 in product liability insurance due which is related to the reduced number of clinical trials undertaken in 2007;
     -   An increase of $175,000 in performance-based compensation expense resulting from achievement of milestones;
     -   An increase of $88,000 in product development and subcontract research as related to the validation of subcontract manufacturers for the skin cholesterol kits and the second-generation color reader, as well as for general product improvements;
     -   An increase of $37,000 in stock-based compensation, a non-cash expense, due to the vesting of options granted in prior years; and
     -   Minor changes in other development costs during the period.

     General and administration expenses amounted to $3,213,000 compared with
$3,025,000 in 2006, an increase of $188,000. The variance primarily reflects:

     -   An expense of nil in 2007 compared to $175,000 in 2006 for payments to amend the ColorectAlert License Agreement;
     -   An increase of $25,000 in distribution expenses (nil in 2006) related to the third-party warehouse expenses for storage of inventory;
     -   An increase of $178,000 in performance-based compensation expense resulting from achievement of milestones;
     -   A loss of $125,000 related to disposal of obsolete fixed assets related to skin cholesterol clinical trials;
     -   An increase of $57,000 in professional fees for legal, audit and consulting fees related to business development (including negotiation of the AstraZeneca agreement); and
     -   An increase of $17,000 in stock-based compensation for options and stock grants for administrative personnel and consultants resulting in a non-cash expense of $401,000 compared with $384,000 in 2006; and
     -   Minor changes in other general and administration costs during the period.
     >>

     Interest on convertible debentures (issued on August 30, 2005) amounted to $663,000 in 2007 compared to $678,000 in 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. In 2007,
$543,000 of the interest expense was paid in stock, rather than cash, compared with $281,000 in 2006. Imputed interest of $1,002,000 (compared with $820,000 in 2006) represents the expense related to the accretion of the liability component at an effective interest rate of 15%.
     Amortization expenses for equipment and acquired technology for 2007 amounted to $166,000 compared with $180,000 in 2006. The reduction in 2007 reflects the reduced amortization on the disposal of equipment related to skin cholesterol clinical trials. Amortization of deferred financing fees amounted to $139,000 in 2006.
     The gain on foreign exchange was $1,313,000 for 2007 compared to a loss of $98,000 in 2006. The major reason for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars. This resulted in an unrealized gain of $1,355,000 on the convertible debenture.
     Recoveries of provincial scientific investment tax credits ("ITCs")
amounted to $140,000 for 2007 compared with $200,000 in 2006. The lower accrual is based on the reduced spending on clinical trials in 2007.
     As at December 31, 2007, PreMD had cash, cash equivalents and short-term investments totaling $1,190,000 ($3,276,000 as at December 31, 2006). To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial
ITCs. The Company reported a loss of $6,316,000 for the year ended
December 31, 2007, has a shareholders' deficiency of $4,420,000 as at
December 31, 2007 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.
     On March 12, 2008, the Company issued, by way of private placement,
$1,435,294 senior unsecured debentures maturing on September 12, 2009 and
5,072,395 common share purchase warrants for gross proceeds of approximately
$1,220,000. Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.
     Financial statements are attached to this press release. PreMD's complete fiscal 2007 annual report is available at www.sedar.com

     About PreMD

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
     In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x)Trademark

     <<
                                (Tables Follow)

     PreMD Inc.
     Incorporated under the laws of Canada

                          CONSOLIDATED BALANCE SHEETS
                             (In Canadian dollars)

     As at December 31

                                                         2007          2006
                                                           $             $
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                          282,200       112,577
     Short-term investments                             907,768     3,163,482
     Accounts receivable                                  8,292        11,221
     Inventory                                           61,177       179,219
     Prepaid expenses and other receivables             758,715       570,773
     Investment tax credits receivable                  340,000       200,000
     -------------------------------------------------------------------------
     Total current assets                             2,358,152     4,237,272
     -------------------------------------------------------------------------
     Deferred financing fees, net of accumulated
      amortization of $174,863 in 2006                        -       347,589
     Capital assets, net                                 93,867       312,410
     Intangible assets, net of accumulated
      amortization of $991,473 (2006 - $915,027)        305,783       382,229
     -------------------------------------------------------------------------
                                                      2,757,802     5,279,500
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
     Current
     Accounts payable                                   305,333       963,990
     Accrued liabilities                                765,312       932,372
     Current portion of deferred revenue                106,680             -
     -------------------------------------------------------------------------
     Total current liabilities                        1,177,325     1,896,362
     -------------------------------------------------------------------------
     Convertible debentures                           5,626,987     6,350,680
     Deferred revenue                                   373,380             -
     -------------------------------------------------------------------------
     Total liabilities                                7,177,692     8,247,042
     -------------------------------------------------------------------------
     Commitments

     Shareholders' deficiency
     Capital stock                                   29,120,655    25,263,480
     Contributed surplus                              3,098,928     2,521,915
     Equity component of convertible debentures       2,239,385     2,239,385
     Warrants                                         1,557,296     1,170,020
     Deficit                                        (40,436,154)  (34,162,342)
     -------------------------------------------------------------------------
     Total shareholders' deficiency                  (4,419,890)   (2,967,542)
     -------------------------------------------------------------------------
                                                      2,757,802     5,279,500
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                  PreMD Inc.

                        CONSOLIDATED STATEMENTS OF LOSS,
                        COMPREHENSIVE LOSS AND DEFICIT
                             (In Canadian dollars)

     Years ended December 31
                                           2007          2006          2005
                                             $             $             $
     -------------------------------------------------------------------------

     REVENUE
     Product sales                         41,184         6,513       425,730
     License revenue                       53,340     3,328,827     1,153,308
     -------------------------------------------------------------------------
                                           94,524     3,335,340     1,579,038
     Cost of product sales, including
      amortization of nil (2006 - nil;
      2005 - $3,456)                      140,261        36,824       428,650
     -------------------------------------------------------------------------
                                          (45,737)    3,298,516     1,150,388
     -------------------------------------------------------------------------

     EXPENSES
     Research and development           2,777,651     4,773,762     3,120,276
     General and administration         3,213,276     3,024,811     2,690,790
     Interest on convertible debentures   663,418       677,723       228,481
     Imputed interest on convertible
      debentures                        1,002,394       819,609       255,529
     Mark-to-market adjustment on
      derivative                           18,000             -             -
     Amortization                         165,753       319,205       252,804
     Loss (gain) on foreign exchange   (1,313,292)       97,746       (35,734)
     -------------------------------------------------------------------------
                                        6,527,200     9,712,856     6,512,146
     -------------------------------------------------------------------------

     RECOVERIES AND OTHER INCOME
     Investment tax credits               140,000       200,000       198,923
     Interest                             117,125       265,369       173,130
     -------------------------------------------------------------------------
                                          257,125       465,369       372,053
     -------------------------------------------------------------------------
     Net loss and comprehensive loss
      for the year                     (6,315,812)   (5,948,971)   (4,989,705)

     Deficit, beginning of year       (34,162,342)  (28,213,371)  (23,223,666)
     Adjustment to opening deficit         42,000             -             -
     -------------------------------------------------------------------------
     Deficit, end of year             (40,436,154)  (34,162,342)  (28,213,371)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted loss per share      $(0.26)       $(0.27)       $(0.23)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted average number of
      common shares outstanding        24,326,078    21,663,698    21,487,008
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                  PreMD Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In Canadian dollars)

     Years ended December 31
                                           2007          2006          2005
                                             $             $             $
     -------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Net loss and comprehensive
      loss for the year                (6,315,812)   (5,948,971)   (4,989,705)
     Add (deduct) items not
      involving cash
       Amortization                       165,753       319,205       256,260
       Stock-based compensation
        costs included in
         Research and development
          expense                         193,527       156,920       147,085
         General and administration
          expense                         400,821       383,767       421,812
       Loss (gain) on sale of capital
        assets                            139,669        (1,743)            -
       Imputed interest on
        convertible debentures          1,002,394       819,609       255,529
       Mark-to-market adjustment
        on derivative                      18,000             -             -
       Interest on convertible
        debentures paid in
        common shares                     543,312       281,462             -
       Loss (gain) on foreign exchange (1,288,160)       97,748       (35,734)
     Net change in non-cash working
      capital balances related to
      operations                       (1,011,237)    1,422,730    (1,061,397)
     Increase (decrease) in deferred
      revenue                             480,060    (2,609,315)     (301,885)
     -------------------------------------------------------------------------
     Cash used in operating activities  (5,671,673)  (5,078,588)   (5,308,035)
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Short-term investments              2,218,115    4,589,356    (3,065,568)
     Purchase of trademark                       -     (150,000)            -
     Purchase of capital assets            (11,868)     (24,965)     (130,310)
     Proceeds from sale of capital
      assets                                 1,435        3,000             -
     -------------------------------------------------------------------------
     Cash provided by (used in)
      investing activities               2,207,682    4,417,391    (3,195,878)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Issuance of convertible
      debentures                                 -            -     9,827,616
     Financing fees                              -      (51,399)     (861,328)
     Issuance of capital stock, net of
      issue costs                        3,683,804            -       198,400
     -------------------------------------------------------------------------
     Cash provided by (used in)
      financing activities               3,683,804      (51,399)    9,164,688
     -------------------------------------------------------------------------

     Effect of exchange rate changes
      on cash and cash equivalents         (50,190)      51,974      (127,034)
     -------------------------------------------------------------------------
     Net increase (decrease) in cash
      and cash equivalents during the
      year                                 169,623     (660,622)      533,741
     Cash and cash equivalents,
      beginning of year                    112,577      773,199       239,458
     -------------------------------------------------------------------------
     Cash and cash equivalents, end
      of year                              282,200      112,577       773,199
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Represented by
     Cash                                  164,776      112,577       773,199
     Cash equivalents                      117,424            -             -
     -------------------------------------------------------------------------
                                           282,200      112,577       773,199
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplemental cash flow information
     Cash paid during the year for
      interest                             120,106      396,261       228,481
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com; Ron
Hosking, Vice President Finance and CFO, Tel: (416) 222-3449 ext. 24, Email:
rhosking(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 11:15e 28-MAR-08